                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the Quarter Ended March 31, 2002

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

               Form 20-F   X                     FORM 40-F  ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 YES ___                            NO     X

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2002

                                      INDEX

PART I   FINANCIAL INFORMATION

             Item 1.  Financial Statements

                      Unaudited Consolidated Financial Statements

                          Consolidated Balance Sheets

                          Consolidated Statements of Income

                          Consolidated Statement of Changes in Shareholders' Equity

                          Consolidated Statements of Cash Flows

                          Notes to Unaudited Consolidated Financial Statements

             Item 2.  Operating and Financial Review and Prospects

PART II   OTHER INFORMATION

             Item 6.  Exhibits and Reports on Form 6-K

             SIGNATURES

             EXHIBIT INDEX

                                 AMDOCS LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                                 AS OF
                                                                                                      -----------------------------
                                                                                                       MARCH 31,      SEPTEMBER 30,
                                                                                                      -----------------------------
                                                                                                         2002             2001
                                                                                                      -----------     -------------
                                                                                                      (UNAUDITED)
ASSETS
Current assets:

   Cash and cash equivalents                                                                          $   480,981      $   872,998
   Short-term interest-bearing investments                                                                559,959          237,069
   Accounts receivable, including unbilled of $26,762 and $23,272, less
      allowances of $14,248 and $3,219, respectively (*)                                                  406,588          384,851
   Deferred income taxes and taxes receivable                                                              54,868           38,916
   Prepaid expenses and other current assets (*)                                                           54,968           38,045
                                                                                                      -----------      -----------
            Total current assets                                                                        1,557,364        1,571,879

Equipment, vehicles and leasehold improvements, net                                                       171,496          173,695
Deferred income taxes                                                                                      25,603           19,722
Goodwill and other intangible assets, net                                                                 874,200          788,187
Other noncurrent assets                                                                                    97,213           70,953
                                                                                                      -----------      -----------
            Total assets                                                                              $ 2,725,876      $ 2,624,436
                                                                                                      ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

   Accounts payable and accrued expenses                                                              $   254,726      $   166,527
   Accrued personnel costs                                                                                 86,162          103,990
   Deferred revenue                                                                                       136,140          140,033
   Short-term portion of capital lease obligations                                                         10,286           10,400
   Deferred income taxes and taxes payable                                                                104,635           91,026
                                                                                                      -----------      -----------
            Total current liabilities                                                                     591,949          511,976

Convertible notes and long-term portion of capital lease obligations                                      521,351          524,779
Deferred income taxes                                                                                       9,377            7,410
Other noncurrent liabilities                                                                               77,605           68,180
                                                                                                      -----------      -----------
            Total liabilities                                                                           1,200,282        1,112,345
                                                                                                      -----------      -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares; L0.01 par value; 0 shares issued and outstanding
   Ordinary Shares - Authorized 550,000 shares; L0.01 par value; 223,130 and 222,628 issued and
      222,530 and 222,628 outstanding, respectively                                                         3,569            3,560
   Additional paid-in capital                                                                           1,811,361        1,806,290
   Treasury stock                                                                                         (15,408)              --
   Accumulated other comprehensive loss                                                                   (13,511)          (6,382)
   Unearned compensation                                                                                       --             (185)
   Accumulated deficit                                                                                   (260,417)        (291,192)
                                                                                                      -----------      -----------
            Total shareholders' equity                                                                  1,525,594        1,512,091
                                                                                                      -----------      -----------
            Total liabilities and shareholders' equity                                                $ 2,725,876      $ 2,624,436
                                                                                                      ===========      ===========

(*) See Note 2.

                             See accompanying notes

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                      (in thousands, except per share data)

                                                           THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                MARCH 31,                 MARCH 31,
                                                          ---------------------     ---------------------
                                                            2002         2001         2002         2001
                                                          --------     --------     --------     --------
Revenue:
   License (*)                                            $ 45,528     $ 43,290     $ 87,818     $ 81,366
   Service (*)                                             409,741      328,999      790,092      633,090
                                                          --------     --------     --------     --------
                                                           455,269      372,289      877,910      714,456
                                                          --------     --------     --------     --------
Operating expenses:
   Cost of license                                           1,433        1,295        2,413        2,953
   Cost of service (*)                                     249,204      206,154      479,807      397,942
   Research and development                                 30,902       25,152       59,459       48,731
   Selling, general and administrative (*)                  61,023       48,168      114,802       91,618
   Amortization of goodwill and purchased intangible
      assets                                                61,894       54,164      118,676      108,324
   In-process research and development and
      nonrecurring charge                                       --           --       30,711           --
                                                          --------     --------     --------     --------
                                                           404,456      334,933      805,868      649,568
                                                          --------     --------     --------     --------

Operating income                                            50,813       37,356       72,042       64,888

Interest income and other, net (*)                           2,383        5,096        5,710       10,658
                                                          --------     --------     --------     --------
Income before income taxes                                  53,196       42,452       77,752       75,546
Income taxes                                                26,755       27,039       46,977       47,557
                                                          --------     --------     --------     --------
Net income                                                $ 26,441     $ 15,413     $ 30,775     $ 27,989
                                                          ========     ========     ========     ========

Basic earnings per share                                  $   0.12     $   0.07     $   0.14     $   0.13
                                                          ========     ========     ========     ========

Diluted earnings per share                                $   0.12     $   0.07     $   0.14     $   0.12
                                                          ========     ========     ========     ========

Basic weighted average number of shares outstanding        222,995      221,884      222,844      221,546
                                                          ========     ========     ========     ========

Diluted weighted average number of shares outstanding      225,488      227,213      225,275      226,994
                                                          ========     ========     ========     ========

(*) See Note 2.

                             See accompanying notes

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                 (in thousands)

                                                                               Accumulated
                                     Ordinary Shares   Additional                 Other
                                    -----------------   Paid-in    Treasury   Comprehensive    Unearned    Accumulated
                                     Shares    Amount   Capital      Stock        Loss       Compensation    Deficit
                                    --------   ------  ----------  --------   -------------  ------------  ------------
BALANCE AS OF SEPTEMBER 30, 2001     222,628   $3,560  $1,806,290  $     --     $ (6,382)        $(185)     $(291,192)
Comprehensive income:
   Net income                             --       --          --        --           --            --         30,775
   Increase in unrealized loss on
      foreign currency hedging
      contracts, net of $1,371 tax
      benefit                             --       --          --        --       (4,332)           --             --
   Increase in unrealized loss on
      cash equivalents and
      short-term interest-bearing
      investments, net of $1,148
      tax benefit                         --       --          --        --       (2,797)           --             --

   Comprehensive income

Employee stock options exercised         502        9       4,620        --           --            --             --
Tax benefit of stock options
   exercised                              --       --         389        --           --            --             --
Expense related to vesting of
   stock options                          --       --          62        --           --            --             --
Repurchase of shares                    (600)      --          --   (15,408)          --            --             --
Amortization of unearned
   compensation                           --       --          --        --           --           185             --
                                    --------   ------  ----------  --------     --------         -----      ---------
BALANCE AS OF MARCH 31, 2002         222,530   $3,569  $1,811,361  $(15,408)    $(13,511)          $--      $(260,417)
                                    ========   ======  ==========  ========     ========         =====      =========


                                        Total
                                    Shareholders'
                                       Equity
                                    -------------
BALANCE AS OF SEPTEMBER 30, 2001     $ 1,512,091
Comprehensive income:
   Net income                             30,775
   Increase in unrealized loss on
      foreign currency hedging
      contracts, net of $1,371 tax
      benefit                             (4,332)
   Increase in unrealized loss on
      cash equivalents and
      short-term interest-bearing
      investments, net of $1,148
      tax benefit                         (2,797)
                                     -----------
   Comprehensive income                   23,646
                                     -----------
Employee stock options exercised           4,629
Tax benefit of stock options
   exercised                                 389
Expense related to vesting of
   stock options                              62
Repurchase of shares                     (15,408)
Amortization of unearned
   compensation                              185
                                     -----------
BALANCE AS OF MARCH 31, 2002         $ 1,525,594
                                     ===========

As of March 31, 2002 and September 30, 2001, accumulated other comprehensive loss is comprised of unrealized loss on foreign currency hedging contracts, net of tax, of $12,234 and $7,902, respectively, and unrealized loss (gain) on cash equivalents and short-term interest-bearing investments, net of tax, of $1,277 and $(1,520), respectively.

                             See accompanying notes

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (in thousands)

                                                                              SIX MONTHS ENDED MARCH 31,
                                                                              --------------------------
                                                                                  2002           2001
                                                                               ---------      ---------
CASH FLOW FROM OPERATING ACTIVITIES

Net income                                                                     $  30,775      $  27,989
Reconciliation of net income to net cash provided by operating activities:
   Depreciation and amortization                                                 158,302        137,844
   In-process research and development                                            17,400             --
   Loss on sale of equipment                                                         195            112
   Deferred income taxes                                                           1,161         (2,577)
   Tax benefit of stock options exercised                                            389          5,297
   Unrealized loss on other comprehensive loss                                    (9,648)        (8,820)
Net changes in operating assets and liabilities, net of amounts acquired:

   Accounts receivable                                                             5,518        (49,799)
   Prepaid expenses and other current assets                                      (5,714)       (10,166)
   Other noncurrent assets                                                        (4,254)        (1,832)
   Accounts payable and accrued expenses                                          51,060          1,418
   Deferred revenue                                                              (34,703)        13,267
   Income taxes payable                                                           (7,195)         7,753
   Other noncurrent liabilities                                                    4,758          4,426
                                                                               ---------      ---------
Net cash provided by operating activities                                        208,044        124,912
                                                                               ---------      ---------

CASH FLOW FROM INVESTING ACTIVITIES


Proceeds from sale of equipment, vehicles and leasehold improvements                 861          1,674
Payments for purchase of equipment, vehicles, leasehold improvements and
      other                                                                      (26,581)       (42,216)
Purchase of short-term interest-bearing investments, net                        (322,890)      (120,220)
Investment in noncurrent assets                                                  (24,006)        (3,725)
Cash paid for acquisition                                                       (210,900)            --
                                                                               ---------      ---------
Net cash used in investing activities                                           (583,516)      (164,487)
                                                                               ---------      ---------

CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from employee stock options exercised                                     4,629         10,380
Repurchase of shares                                                             (15,408)            --
Payments under short-term finance arrangements                                        --        (20,000)
Principal payments on capital lease obligations                                   (5,766)        (5,270)
                                                                               ---------      ---------
Net cash used in financing activities                                            (16,545)       (14,890)
                                                                               ---------      ---------

Net decrease in cash and cash equivalents                                       (392,017)       (54,465)
Cash and cash equivalents at beginning of period                                 872,998        402,300
                                                                               ---------      ---------
Cash and cash equivalents at end of period                                     $ 480,981      $ 347,835
                                                                               =========      =========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:

   Income taxes, net of refunds                                                $  53,428      $  35,209
   Interest                                                                        5,707          1,458

NON CASH INVESTING AND FINANCING ACTIVITIES

Capital lease obligations of $2,224 and $6,730 were incurred during the six months ended March 31, 2002 and 2001, respectively, as a result of the Company (as defined below) entering into lease agreements for the purchase of fixed assets.

                             See accompanying notes

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

1.       BASIS OF PRESENTATION

                  Amdocs Limited ("Amdocs" or the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one business segment, the provision of business support systems and related services. Focused on the communications industry, the Company designs, develops, markets, supports and operates information system solutions primarily to leading communications companies throughout the world.

                  The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

                  The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

                  The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2001 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.       RELATED PARTY TRANSACTIONS

                  The following related party balances are included in the balance sheets:

                                                                                     AS OF
                                                                             ------------------------
                                                                             MARCH 31,  SEPTEMBER 30,
                                                                             ---------  -------------
                                                                               2002         2001
                                                                             ---------  -------------
Accounts receivable, including unbilled of $823 and $4,479, respectively
                                                                             $ 74,213     $104,096
Prepaid expenses and other current assets (1)                                     380           --
Other noncurrent assets (2)                                                    34,097       10,091

         (1) Consists of interest receivable accrued on convertible debentures issued to the Company by Certen Inc. ("Certen"), a company formed by Bell Canada and the Company in January 2001.

         (2) Consists of an investment in Certen in equity and the convertible debentures. The investment in Certen is accounted for under the cost method, based on the Company's 10% ownership of Certen. The total financial commitment of the Company to Certen is approximately $50,000 in aggregate equity and convertible debentures.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

                  The Company licenses software and provides computer systems integration and related services to several affiliates of a significant shareholder of the Company, including Certen. The following related party revenue is included in the statements of income for the following periods:

                          THREE MONTHS ENDED        SIX MONTHS ENDED
                              MARCH 31,                 MARCH 31,
                          -------------------     ---------------------
                           2002        2001         2002         2001
                          -------     -------     --------     --------
        Revenue:
              License     $ 7,744     $ 9,728     $ 10,674     $ 13,311
              Service      77,458      67,111      173,122      109,778

                  The following related party expenses are included in the statements of income for the following periods:

                                              THREE MONTHS ENDED      SIX MONTHS ENDED
                                                   MARCH 31,             MARCH 31,
                                              ------------------    -------------------
                                                2002       2001      2002         2001
                                                ----       ----     ------       ------
Operating expenses (1):
        Cost of service                         $751       $695     $1,212       $1,289
        Selling, general and administrative       73        260        171          431

Interest income and other, net (2):              368         --        244           --

         (1) The Company leases office space on a month-to-month basis and purchases other miscellaneous support services from affiliates of a certain shareholder.

         (2) Represents interest and exchange rate differences on the convertible debentures.

3.       COMPREHENSIVE INCOME

                  Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

                  The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                       THREE MONTHS ENDED          SIX MONTHS ENDED
                                                            MARCH 31,                  MARCH 31,
                                                     ----------------------      ---------------------
                                                       2002          2001          2002         2001
                                                     --------      --------      --------      -------
Net income                                           $ 26,441      $ 15,413      $ 30,775      $27,989
Other comprehensive income (loss):
     Unrealized loss on foreign currency hedging
     contracts, net of tax                             (5,467)       (6,727)       (4,332)     (6, 686)
   Unrealized income (loss) on short-term
      interest-bearing investments, net of tax         (2,586)          355        (2,797)         515
                                                     --------      --------      --------      -------
Comprehensive income                                 $ 18,388      $  9,041      $ 23,646      $21,818
                                                     ========      ========      ========      =======

                                 AMDOCS LIMITED

                      (in thousands, except per share data)


4.       INCOME TAXES

                  The provision for income taxes for the following periods consisted of:

                         THREE MONTHS ENDED       SIX MONTHS ENDED
                              MARCH 31,               MARCH 31,
                         -------------------     --------------------
                          2002        2001        2002         2001
                         -------     -------     -------     --------
            Current      $20,327     $22,604     $45,816     $ 50,134
            Deferred       6,428       4,435       1,161       (2,577)
                         -------     -------     -------     --------
                         $26,755     $27,039     $46,977     $ 47,557
                         =======     =======     =======     ========

                  The effective income tax rate from continuing operations varied from the statutory Guernsey tax rate as follows for the following periods:

                                                        THREE MONTHS ENDED   SIX MONTHS ENDED
                                                             MARCH 31,           MARCH 31,
                                                        ------------------   ----------------
                                                          2002      2001      2002      2001
                                                          ----      ----      ----      ----
Statutory Guernsey tax rate                                20%       20%       20%       20%
Guernsey tax-exempt status                                (20)      (20)      (20)      (20)
Foreign taxes                                              28        30        28        30
                                                          ---       ---       ---       ---
Income tax rate before effect of acquisitions-related
  costs and nonrecurring charge                            28        30        28        30
Effect of acquisitions-related costs                       22        34        22        33
                                                          ---       ---       ---       ---
Income tax rate before in-process research and
  development and nonrecurring charge                      50        64        50        63
In-process research and development and nonrecurring
  charge                                                   --        --        10        --
                                                          ---       ---       ---       ---
Effective income tax rate                                  50%       64%       60%       63%
                                                          ===       ===       ===       ===

                  As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes. In connection with acquisitions, the Company incurred non-cash charges related to the amortization of purchased intangible assets, in-process research and development and a nonrecurring charge resulting from the closing of one of the Company's facilities. See Note 7 below. Since a significant portion of such costs and charges are not deductible for tax purposes, the effective tax rate is adversely affected during periods in which such charges are recorded. For the three months ended March 31, 2002, the Company's blended effective tax rate from operations was 50%, and for the three months ended March 31, 2001 it was 64%. For the six months ended March 31, 2002, the Company's blended effective tax rate was 60%, and for the six months ended March 31, 2001 it was 63%. For the six months ended March 31, 2002 the Company's blended effective tax rate from operations, calculated based on income before income taxes, excluding the impact of one-time charges for in-process research and development and the nonrecurring charge, was 50%. Excluding the impact of these items and acquisitions-related costs, the Company's overall effective tax rate was approximately 28% and 30% for the three months and six months ended March 31, 2002 and 2001, respectively.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)


5.       EARNINGS PER SHARE

                  The following table sets forth the computation of basic and diluted earnings per share:

                                                    THREE MONTHS ENDED         SIX MONTHS ENDED
                                                         MARCH 31,                 MARCH 31,
                                                   ---------------------     ---------------------
                                                     2002         2001         2002         2001
                                                   --------     --------     --------     --------
Numerator:
   Net income                                      $ 26,441     $ 15,413     $ 30,775     $ 27,989
                                                   --------     --------     --------     --------

Denominator:
   Denominator for basic earnings per share -
   weighted average number of shares
     outstanding (*)                                222,995      221,884      222,844      221,546
                                                   --------     --------     --------     --------
   Effect of dilutive stock options granted           2,493        5,329        2,431        5,448
   Denominator for dilutive earnings per share -
     adjusted weighted average shares and
     assumed conversions (*)                        225,488      227,213      225,275      226,994
                                                   ========     ========     ========     ========

   Basic earnings per share                        $   0.12     $   0.07     $   0.14     $   0.13
                                                   ========     ========     ========     ========

   Diluted earnings per share                      $   0.12     $   0.07     $   0.14     $   0.12
                                                   ========     ========     ========     ========

         (*) The weighted average number of shares outstanding includes exchangeable shares held by shareholders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which are exchangeable for the Company's Ordinary Shares on a one-for-one basis.

                  The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May, 2001 (the "Notes") on diluted earnings per share was anti-dilutive for the three months and six months ended March 31, 2002, and therefore was not included in the calculation above. The weighted average effect of the repurchase of Ordinary Shares by the Company is included in the calculation of basic earnings per share. See
         Note 8 below.

6.       ACQUISITION

                  On November 28, 2001, the Company completed its acquisition from Nortel Networks Corporation of substantially all of the assets of its Clarify business ("Clarify"), a leading provider of Customer Relationship Management ("CRM") software to communications companies and other enterprise sectors. This acquisition positions the Company as a leading provider of CRM to the communications industry and reinforces its leadership in delivering a comprehensive portfolio of business software applications.

                  The aggregate purchase price for Clarify was $203,750 in cash. The purchase price is subject to final price adjustments that may result in a reduction. In addition, transaction costs were $7,150. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"). The fair market value of Clarify's assets and liabilities is included in the Company's balance sheet and the results of Clarify's operations are included in the Company's consolidated statements of income, as of the closing date of the acquisition.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)


                  The Company obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology includes both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considers the present value of cash flows by product lines. Of the $65,600 of acquired identifiable intangible assets, $17,400 was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". This write-off is included in "in-process research and development and nonrecurring charge". The fair value assigned to core technology is $13,400 and is being amortized over two years commencing on November 28, 2001. The fair value assigned to customer arrangements is $34,800 and is being amortized over three years commencing on November 28, 2001.

                  The excess of the purchase price over the fair value of the net assets acquired, or goodwill, is $161,242. The amount assigned to goodwill is subject to certain price adjustments and contingencies. The goodwill is accounted for under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with SFAS 142, goodwill from acquisitions after July 1, 2001 is no longer amortized and is subject to impairment tests. Under the transition provisions of SFAS 142, goodwill for acquisitions prior to July 1, 2001 will continue to be amortized only through final l adoption of the standard, which will occur on October 1, 2002. As a result, goodwill associated with the acquisition of Clarify is not amortized while goodwill associated with other acquisitions by the Company will be amortized only for the remainder of this fiscal year.

                  Set forth below is the unaudited pro forma revenue, operating income, net income (loss) and earnings (loss) per share as if Clarify had been acquired as of the beginning of the respective periods, excluding the write-off of purchased in-process research and development:

                                        THREE MONTHS ENDED           SIX MONTHS ENDED
                                            MARCH 31,                   MARCH 31,
                                      ----------------------      ----------------------
                                        2002          2001          2002          2001
                                      --------     ---------      --------     ---------
Revenue                               $455,269     $ 429,489      $897,910     $ 854,074
Operating income                        50,813         4,569        77,843        15,641
Net income (loss)                       26,441       (10,464)       38,116       (14,599)
Basic earnings (loss) per share           0.12         (0.05)         0.17         (0.07)
Diluted earnings (loss) per share         0.12         (0.05)         0.17         (0.07)

            As a result of SFAS 142, goodwill associated with acquisitions completed after July 1, 2001 is not amortized and, accordingly, the pro forma information above reflects no amortization of goodwill related to Clarify.

7.    OPERATIONAL EFFICIENCY

            As part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility, and is closing the Stamford facility. As a direct result of this closure, the Company incurred a nonrecurring charge of $13,311 in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for severance payments. This nonrecurring charge is included in "in-process research and development and nonrecurring charge". In addition, as part of its ongoing efforts to reduce costs, the Company has decreased its overall commitments for employee compensation.

8.    SHARE REPURCHASE PROGRAM

                                 AMDOCS LIMITED

                      (in thousands, except per share data)


                  On November 6, 2001, the Company announced that its board of directors had approved a share repurchase program authorizing the repurchase of up to 11,000 Ordinary Shares, or approximately 5% of the Company's outstanding Ordinary Shares as of that date. Under the program, from time to time over the twelve-month period commencing November 6, 2001, shares may be repurchased on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at prices per share as the Company deems appropriate. During the six and three month periods ended March 31, 2002, the Company repurchased 600 Ordinary Shares at an average market price of $25.63 per share. The Company funded these and intends to fund any future repurchases with available funds. See Note 9 below.

9.       SUBSEQUENT EVENT

                  On April 23, 2002, the Company announced that its board of directors has expanded the existing stock repurchase plan to authorize the purchase of up to 20,000 shares, or approximately 9% of the Company's outstanding Ordinary Shares. This represents an increase from the 11,000 shares originally authorized when the plan was instituted in November 2001. These purchases may be made on the open market, or in privately negotiated transactions, at times and prices considered appropriate by the Company, which intends to fund the repurchases with available funds. From April 1, 2002 and through the period ended May 9, 2002, the Company repurchased an additional 3,132.5 Ordinary Shares at an average market price of $20.13 per share.

ITEM 2.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

         Some of the information in this section contains forward looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve substantial risks and uncertainties. You can identify these statements by forward looking words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential" and similar words. Statements that we make in this section that are not statements of historical fact also may be forward looking statements. Forward looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward looking statements.

INTRODUCTION

         In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

         - what factors affect our business,

         - what our revenue and costs were in the six months and three months ended March 31, 2002 and 2001,

         - why those revenue and costs were different from period to period,

         - the sources of our revenue,

         - how all of this affects our overall financial condition,

         - what our expenditures were in the six months and three months ended March 31, 2002 and 2001, and

         - the sources of our cash to pay for future capital expenditures and possible acquisitions.

         In this section, we also analyze and explain for the relevant periods the changes in the specific line items in our consolidated statements of income. This section should be read in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

         Our market focus is the communications industry and we are a leading provider of software products and services to that sector. Our Business Support Systems ("BSS") consist primarily of Customer Care and Billing, CRM and Order Management Systems (collectively, "CC&B Systems"). Our products are designed to meet the mission-critical needs of leading communications service providers, supporting a wide range of communications services, including wireline, wireless, broadband, electronic and mobile commerce and Internet Protocol ("IP") services. We also support companies that offer multiple service packages, commonly referred to as convergent services. In addition, we provide a full range of Directory Sales and Publishing Systems ("Directory Systems") to publishers of both traditional printed yellow page and white page directories and electronic Internet directories. Due to the complexity of BSS projects and the expertise required for system support, we also provide extensive customization, implementation, system integration, ongoing support, system enhancement, maintenance and outsourcing services.

         As part of our strategy, we may pursue additional acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths. See discussion below - "Acquisition".

         We derive our revenue principally from:

         - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

         - recurring revenue from ongoing support, maintenance, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in the number of a customer's subscribers.

         We usually sell our software as part of an overall solution offered to a customer, in which significant customization and modification to our software generally is required. As a result, revenue generally is recognized over the course of these long-term projects. Initial license revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of the specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and modification, is also recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In outsourcing contracts, revenue from the operation and maintenance of customers' billing systems is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a substantial portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

         Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. These conditions have reduced the high growth that the communications industry had experienced over the past several years. As a result, the market value, financial results and prospects, and capital spending levels of many communications companies have declined or degraded.

         Our sales cycle is significantly longer than in earlier periods of high growth in the communications industry. It currently ranges from between six and twelve months for the majority of our new sales. We believe that current market conditions, including our lengthened sales cycle and the persistence of the downturn in the communications industry, will inhibit our growth. Although we currently anticipate that revenue for the two remaining quarters of fiscal 2002 will be greater than revenue levels achieved in the corresponding quarters in fiscal 2001, we expect revenue levels in both of the remaining quarters of fiscal 2002 to be less than the level achieved in the second quarter of this fiscal year.

         License and service fees from the sale of CC&B Systems amounted to $785.3 million and $634.5 million in the six months ended March 31, 2002 and 2001, respectively, representing 89.4% and 88.8%, respectively, of our revenue for such periods. License and service fees from the sale of CC&B Systems amounted to $404.7 million and $327.9 million in the three months ended March 31, 2002 and 2001, respectively, representing 88.9% and 88.1%, respectively, of our revenue for such periods.

         We believe that we are a leading global provider of CC&B Systems. We provide a broad set of CC&B Systems, with proven functionality and scalability, accompanied by a comprehensive range of support services.

         We believe that the demand for our CC&B Systems will increase in the long term due to, among other key factors:

         - the growth and deregulation of the communications market,

         - the global penetration and expansion of communications services,

         - the proliferation of new communications products and services, especially IP and data services,

         - rapid technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

         - intensifying competition among communications carriers, and

         - a shift from in-house management to vendor solutions and outsourcing.

We also believe that a key driver of demand is the continuing trend for communications service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services). In addition, we believe that another driver of demand is the ability of our CC&B solutions to improve productivity and reduce costs of communications providers.

         License and service fee revenue from the sale of Directory Systems totaled $92.6 million and $79.9 million in the six months ended March 31, 2002 and 2001, respectively, accounting for 10.6% and 11.2%, respectively, of our revenue for such periods. License and service fee revenue from the sale of Directory Systems totaled $50.5 million and $44.4 million in the three months ended March 31, 2002 and 2001, respectively, accounting for 11.1% and 11.9%, respectively, of our revenue for such periods.

         We believe that we are a leading provider of Directory Systems in most of the markets that we serve and we expect that the demand for our Directory Systems will remain relatively stable in future periods.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

         Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our internal product development programs. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications and IP markets. Research and development expenditures amounted to $59.5 million and $48.7 million in the six months ended March 31, 2002 and 2001, respectively, representing 6.8% of our revenue in these periods. Research and development expenditures amounted to $30.9 million and $25.2 million in the three months ended March 31, 2002 and 2001, respectively, representing 6.8% of our revenue in these periods. We believe that our research and development efforts are a key element of our strategy and are essential to our BSS offerings. We intend to continue devoting resources to research and development as required to maintain and further strengthen our market position.

         We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to, and distribution of, our proprietary information. We believe that the sophistication and complexity of our BSS offerings make it very difficult to copy such information or to subject such information to unauthorized use. We maintain sole ownership of our software products.

ACQUISITION

         On November 28, 2001, we completed our acquisition from Nortel Networks Corporation of substantially all of the assets of Clarify, a leading provider of CRM software to communications companies and other enterprise sectors. This acquisition positions us as a leading provider of CRM to the communications industry and reinforces our leadership in delivering a comprehensive portfolio of business software applications.

         The aggregate purchase price for Clarify was $203.8 million in cash. The purchase price is subject to final price adjustments that may result in a reduction. In addition, transaction costs were $7.2 million. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS 141. The fair market value of Clarify's assets and liabilities is included in our balance sheet and the results of Clarify's operations are included in our consolidated statements of income, as of the closing date of the acquisition.

         We obtained a valuation of the intangible assets acquired in the Clarify transaction. The value of acquired technology includes both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method, which considers the present value of cash flows by product lines. Of the $65.6 million of acquired identifiable intangible assets, $17.4 million was assigned to in-process research and development and was written off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". This write-off is included in "in-process research and development and nonrecurring charge". The fair value assigned to core technology is $13.4 million and is being amortized over two years commencing on November 28, 2001. The fair value assigned to customer arrangements is $34.8 million and is being amortized over three years commencing on November 28, 2001.

         The excess of the purchase price over the fair value of the net assets acquired, or goodwill, is $161.2 million. The amount assigned to goodwill is subject to certain price adjustments and contingencies. The goodwill is accounted for under SFAS 142. In accordance with SFAS 142, goodwill from acquisitions after July 1, 2001 is no longer amortized and is subject to impairment tests. Under the transition provisions of SFAS 142, goodwill for acquisitions prior to July 1, 2001 will continue to be amortized only through final adoption of the standard, which will occur on October 1, 2002. As a result, goodwill associated with the acquisition of Clarify is not amortized while goodwill associated with other acquisitions will be amortized only for the remainder of this fiscal year.

OPERATIONAL EFFICIENCY

         As part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, we consolidated our Stamford, Connecticut data center into our Champaign, Illinois facility, and we are closing the Stamford facility. As a direct result of this closure, we incurred a nonrecurring charge of $13.3 million in the first quarter of fiscal 2002, primarily for the write-off of leasehold improvements and rent obligations, with the remainder for severance payments. This nonrecurring charge is included in "in-process research and development and nonrecurring charge". In addition, as part of our ongoing efforts to reduce costs, we have decreased our overall commitments for employee compensation, through a lesser reliance on fixed compensation programs and a greater reliance on discretionary arrangements.

SHARE REPURCHASE PROGRAM

         On November 6, 2001, we announced that our board of directors had approved a share repurchase program authorizing the repurchase of up to 11.0 million of our Ordinary Shares, or approximately 5% of our outstanding Ordinary Shares as of that date. Under the program, from time to time over the twelve-month period commencing November 6, 2001, shares may be repurchased on the open market, in privately negotiated transactions or otherwise, in accordance with any applicable laws, and at prices per share as we deem appropriate. During the six and three months ended March 31, 2002 we repurchased
0.6 million of our Ordinary Shares at an average market price of $25.63 per share. We funded these and intend to fund any future repurchases with available funds. See discussion below - "Subsequent Event".

SUBSEQUENT EVENT

         On April 23, 2002, we announced that our board of directors has expanded the existing stock repurchase plan to authorize the purchase of up to
20.0 million shares, or approximately 9% of our outstanding Ordinary Shares. This represents an increase from the 11.0 million shares originally authorized when the plan was instituted in November 2001. These purchases may be made on the open market, or in privately negotiated transactions, at times and prices considered appropriate by us, which we intend to fund the repurchases with available funds. From April 1, 2002 and through the period ended May 9, 2002, we repurchased an additional 3.1 million Ordinary Shares at an average market price of $20.13 per share.

RESULTS OF OPERATIONS

         The following tables set forth for the six months and three months ended March 31, 2002 and 2001 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                                       SIX MONTHS ENDED MARCH 31,
                                                  ---------------------------------------
                                                   2002       2001       2002       2001
                                                  ------     ------     ------     ------
                                                   PRO FORMA (*)          AS REPORTED
                                                  -----------------     -----------------
Revenue:
      License                                      10.0%      11.4%      10.0%      11.4%
      Service                                      90.0       88.6       90.0       88.6
                                                  -----      -----      -----      -----
                                                  100.0      100.0      100.0      100.0
                                                  -----      -----      -----      -----
Operating expenses:
      Cost of license                               0.3        0.4        0.3        0.4
      Cost of service                              54.7       55.7       54.7       55.7
      Research and development                      6.8        6.8        6.8        6.8
      Selling, general and
        administrative                             13.0       12.8       13.0       12.8
      Amortization of goodwill and
         purchased intangible assets                 --         --       13.5       15.2
      In-process research and development and
        nonrecurring charge
                                                     --         --        3.5         --
                                                  -----      -----      -----      -----
                                                   74.8       75.7       91.8       90.9
                                                  -----      -----      -----      -----

Operating income                                   25.2       24.3        8.2        9.1
Interest income and other, net                      0.7        1.5        0.7        1.5
                                                  -----      -----      -----      -----
Income before income taxes                         25.9       25.8        8.9       10.6
Income taxes                                        7.3        7.8        5.4        6.7
                                                  -----      -----      -----      -----
Net income                                         18.6%      18.0%       3.5%       3.9%
                                                  =====      =====      =====      =====

         (*) The pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with GAAP. The pro forma financial information excludes (i) $118.7 million for amortization of goodwill and purchased intangible assets and all related tax effects attributable to acquisitions and (ii) for the six months ended March 31, 2002 only, $17.4 million for purchased in-process research and development attributable to the acquisition of Clarify and $13.3 million for a nonrecurring charge related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, and all related tax effects.

                                              THREE MONTHS ENDED MARCH 31,
                                         ---------------------------------------
                                          2002       2001       2002       2001
                                         ------     ------     ------     ------
                                           PRO FORMA (*)         AS REPORTED
                                         -----------------     -----------------
Revenue:
      License                             10.0%      11.6%      10.0%      11.6%
      Service                             90.0       88.4       90.0       88.4
                                         -----      -----      -----      -----
                                         100.0      100.0      100.0      100.0
                                         -----      -----      -----      -----
Operating expenses:
      Cost of license                      0.3        0.3        0.3        0.3
      Cost of service                     54.7       55.4       54.7       55.4
      Research and development             6.8        6.8        6.8        6.8
      Selling, general and
        administrative                    13.4       12.9       13.4       12.9
      Amortization of goodwill and
         purchased intangible assets        --         --       13.6       14.6
                                         -----      -----      -----      -----
                                          75.2       75.4       88.8       90.0
                                         -----      -----      -----      -----

Operating income                          24.8       24.6       11.2       10.0
Interest income and other, net             0.5        1.4        0.5        1.4
                                         -----      -----      -----      -----
Income before income taxes                25.3       26.0       11.7       11.4
Income taxes                               7.1        7.8        5.9        7.3
                                         -----      -----      -----      -----
Net income                                18.2%      18.2%       5.8%       4.1%
                                         =====      =====      =====      =====

               (*) The pro forma financial information regarding our operating results is provided as a complement to results reported in accordance with GAAP. The pro forma financial information excludes amortization of goodwill and purchased intangible assets and all related tax effects attributable to acquisitions.

         SIX MONTHS ENDED MARCH 31, 2002 AND 2001

         REVENUE. Revenue for the six months ended March 31, 2002 was $877.9 million, an increase of $163.5 million, or 22.9%, over the six months ended March 31, 2001. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies and to a lesser degree from the acquisition of Clarify. License revenue increased from $81.4 million in the six months ended March 31, 2001 to $87.8 million during the six months ended March 31, 2002, an increase of 7.9%, and service revenue increased 24.8% from $633.1 million in the six months ended March 31, 2001 to $790.1 million in the six months ended March 31, 2002. The reduced growth in license revenues reflects the lengthened sales cycles that we are experiencing and the resulting decrease in the number of new deals.

         Total CC&B Systems revenue for the six months ended March 31, 2002 was $785.3 million, an increase of $150.8 million, or 23.8%, over the six months ended March 31, 2001. During the first half of fiscal 2002, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care and billing, CRM and order management systems in response to competition in the subscriber markets, the need to offer convergent and IP services, and the need to improve productivity and operational efficiency.

         Revenue from Directory Systems was $92.6 million for the six months ended March 31, 2002, an increase of $12.7 million, or 15.9%, over the six months ended March 31, 2001. The increase is attributable primarily to extensions of agreements with and additional services rendered to existing customers.

         In the six months ended March 31, 2002, revenue from customers in North America, Europe and the rest of the world accounted for 61.2%, 28.3% and 10.5%, respectively, compared to 53.4%, 36.1% and 10.5%, respectively, for the six months ended March 31, 2001. The growth in North America in the six months ended March 31, 2002, was attributable primarily to revenue we gained from increased activity for existing customers and, to a lesser degree, relationships formed with new customers.

         COST OF LICENSE. Cost of license for the six months ended March 31, 2002 was $2.4 million, a decrease of $0.5 million, or 18.3%, over the cost of license for the six months ended March 31, 2001. Cost of license includes amortization of purchased computer software and intellectual property rights.

         COST OF SERVICE. Cost of service for the six months ended March 31, 2002 was $479.8 million, an increase of $81.9 million, or 20.6%, over the cost of service of $397.9 million for the six months ended March 31, 2001. As a percentage of revenue, cost of service decreased to 54.7% in the six months ended March 31, 2002 from 55.7% in the six months ended March 31, 2001. The decrease in cost of service as a percentage of revenue is primarily due to our efforts to trim costs within our business, as part of our strategy to more closely monitor and reduce costs. See discussion above - "Operational Efficiency".

         RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributable to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the six months ended March 31, 2002, research and development expense was $59.5 million, or 6.8% of revenue, compared with $48.7 million, or 6.8% of revenue, in the six months ended March 31, 2001. The increase in expense reflects ongoing expenditures primarily for CC&B Systems.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 25.3% to $114.8 million, or 13.0% of revenue, in the six months ended March 31, 2002 from $91.6 million, or 12.8% of revenue, in the six months ended March 31, 2001. The increase is attributable to the increase in our selling and marketing efforts in the six months ended March 31, 2002.

         AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Amortization of goodwill and purchased intangible assets for the six months ended March 31, 2002 was $118.7 million, compared to $108.3 million in the six months ended March 31, 2001. The increase in amortization expense in the six months ended March 31, 2002 is due to non-goodwill related amortization resulting from the Clarify acquisition. As a result of SFAS 142, goodwill related to Clarify, an acquisition made by us after July 1, 2001, is not amortized, and is subject to impairment tests. For acquisitions we made prior to July 1, 2001, which includes all of our acquisitions other than Clarify, SFAS 142 requires us to amortize the goodwill resulting from such acquisitions only through its final adoption in our fiscal 2003. In the six months ended March 31, 2002, total amortization related to such goodwill is $101.0 million. Effective as of October 1, 2002, SFAS 142 will be adopted by us and goodwill related to our acquisitions will no longer be amortized on a periodic basis. Instead, any such goodwill will be subject only to the same impairment tests now applicable to Clarify's goodwill. See discussion above - "Acquisition".

         IN-PROCESS RESEARCH AND DEVELOPMENT AND NONRECURRING CHARGE. In-process research and development and nonrecurring charge in the six months ended March 31, 2002 consisted of a one-time charge of $17.4 million related to the Clarify transaction for write-off of purchased in-process research and development, and a nonrecurring charge of $13.3 million related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility.

         OPERATING INCOME. Operating income in the six months ended March 31, 2002, was $72.0 million, compared to $64.9 million in the six months ended March 31, 2001, an increase of 11.0%, due to the increase in revenue and operational efficiency partly offset by the Clarify acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing. Pro forma operating income for the six months ended March 31, 2002, excluding acquisition-related charges and the nonrecurring charge, was $221.4 million, or 25.2% of revenue, compared to $173.2 million, or 24.3% of revenue, for the six months ended March 31, 2001, an increase of 27.8%.

         INTEREST INCOME AND OTHER, NET. In the six months ended March 31, 2002, interest income and other, net, was $5.7 million, a decrease of $5.0 million from the six months ended March 31, 2001. The decrease in interest income and other, net, is primarily attributable to the overall interest rate declines partially offset by increase in our cash equivalents and short-term interest-bearing investments, net of our interest obligations on convertible notes.

         INCOME TAXES. Income taxes in the six months ended March 31, 2002 were $47.0 million on income before income taxes of $77.8 million. Our blended effective tax rate for the six months ended March 31, 2002 was 60%. Our effective tax rate from operations (calculated based on the income taxes on income before income taxes, excluding a one-time charge for write-off of purchased in-process research and development and the nonrecurring charge resulting from the Stamford facility closing) in the six months ended March 31, 2002 was 50%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. The pro forma effective tax rate for the six months ended March 31, 2002, excluding the acquisition-related charges, was 28%. In the six months ended March 31, 2001, income taxes were $47.6 million on income before taxes of $75.5 million. The pro forma effective tax rate for the six months ended March 31, 2001, excluding acquisition-related charges, was 30%. See discussion below - "Effective Tax Rate".

         NET INCOME. Net income was $30.8 million in the six months ended March 31, 2002, compared to $28.0 million in the six months ended March 31, 2001. Net income was 3.5% of revenue for the six months ended March 31, 2002, compared to 3.9% for the six months ended March 31, 2001. We expect our net income to be impacted positively in fiscal 2003 by our adoption of SFAS 142 as of October 1, 2002. As a result of the adoption, we will no longer be required to amortize the goodwill from any of our acquisitions made prior to Clarify. Instead, any such goodwill will be subject only to impairment tests, as is the case currently for the goodwill from the Clarify acquisition. See discussion above - "Acquisition". Pro forma net income in the six months ended March 31, 2002, excluding the acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing, increased by 27.1% over the six months ended March 31, 2001, reaching $163.5 million, representing 18.6% of revenue.

         DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.14 for the six months ended March 31, 2002, compared to $0.12 in the six months ended March 31, 2001. Pro forma diluted earnings per share in the six months ended March 31, 2002, excluding the acquisition-related charges and the nonrecurring charge resulting from the Stamford facility closing, increased by 28.1% from the six months ended March 31, 2001, reaching $0.73 per diluted share.

         THREE MONTHS ENDED MARCH 31, 2002 AND 2001

         REVENUE. Revenue for the three months ended March 31, 2002 was $455.3 million, an increase of $83.0 million, or 22.3%, over the three months ended March 31, 2001. The increase in revenue was due to the continued growth in the demand for our CC&B Systems solutions in our traditional target markets of high-end and mid-tier communications companies and to a lesser degree from the acquisition of Clarify. License revenue increased from $43.3 million in the three months ended March 31, 2001 to $45.5 million during the three months ended March 31, 2002, an increase of 5.2%, and service revenue increased 24.5% from $329.0 million in the three months ended March 31, 2001 to $409.7 million in the three months ended March 31, 2002. The reduced growth in license revenues reflected the lengthened sales cycles that we are experiencing and the resulting decrease in the number of new deals.

         Total CC&B Systems revenue for the three months ended March 31, 2002 was $404.7 million, an increase of $76.8 million, or 23.4%, over the three months ended March 31, 2001. In the three months ended March 31, 2002, the demand for our CC&B Systems was primarily driven by the need for communications companies to upgrade their customer care and billing, CRM and order management systems in response to competition in the subscriber markets, the need to offer convergent and IP services, and the need to improve productivity and operational efficiency.

         Revenue from Directory Systems was $50.5 million for the three months ended March 31, 2002, an increase of $6.1 million, or 13.7%, over the three months ended March 31, 2001. The increase was attributable primarily to extensions of agreements with and additional services rendered to existing customers.

         In the three months ended March 31, 2002, revenue from customers in North America, Europe and the rest of the world accounted for 61.1%, 28.3% and 10.6%, respectively, compared to 52.8%, 35.7% and 11.5%, respectively, for the three months ended March 31, 2001. The growth in North America was attributable primarily to revenue we gained from increased activity for existing customers and, to a lesser degree, relationships formed with new customers.

         COST OF LICENSE. Cost of license for the three months ended March 31, 2002 was $1.4 million, an increase of $0.1 million, or 10.7%, over the cost of license for the three months ended March 31, 2001. Cost of license included amortization of purchased computer software and intellectual property rights.

         COST OF SERVICE. Cost of service for the three months ended March 31, 2002 was $249.2 million, an increase of $43.0 million, or 20.9%, over the cost of service of $206.2 million for the three months ended March 31, 2001. As a percentage of revenue, cost of service decreased to 54.7% in the three months ended March 31, 2002 from 55.4% in the three months ended March 31, 2001. The decrease in cost of service as a percentage of revenue was primarily due to our efforts to trim costs within our business, as part of our strategy to more closely monitor and reduce costs. See discussion above - "Operational Efficiency".

         RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our internal product development program. In the three months ended March 31, 2002, research and development expense was $30.9 million, or 6.8% of revenue, compared with $25.2 million, or 6.8% of revenue, in the three months ended March 31, 2001. The increase reflected ongoing expenditures primarily for CC&B Systems.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense was primarily comprised of compensation expense and increased by 26.6% to $61.0 million, or 13.4% of revenue, in the three months ended March 31, 2002 from $48.2 million, or 12.9% of revenue, in the three months ended March 31, 2001. The increase was attributable to the increase in our selling and marketing efforts in the three months ended March 31, 2002.

         AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS. Amortization of goodwill and purchased intangible assets for the three months ended March 31, 2002 was $61.9 million, compared to $54.2 million in the three months ended March 31, 2001. The increase in amortization expense in the three months ended March 31, 2002 was due to the non-goodwill related amortization resulting from the Clarify acquisition. As a result of SFAS 142, goodwill related to Clarify, an acquisition made by us after July 1, 2001, is not amortized, and is subject to impairment tests. For acquisitions we made prior to July 1, 2001, which includes all of our acquisitions other than Clarify, SFAS 142 requires us to amortize the goodwill resulting from such acquisitions only through its final adoption in our fiscal 2003. In the three months ended March 31, 2002, total amortization related to such goodwill was $50.5 million. Effective as of October 1, 2002, SFAS 142 will be adopted by us and goodwill related to our acquisitions will no longer be amortized on a periodic basis. Instead, any such goodwill will be subject only to the same impairment tests now applicable to Clarify's goodwill. See discussion above - "Acquisition".

         OPERATING INCOME. Operating income in the three months ended March 31, 2002, was $50.8 million, compared to $37.4 million in the three months ended March 31, 2001, an increase of 36.0%, due to the increase in revenue and operational efficiency partly offset by the Clarify acquisition-related charges. Pro forma operating income for the three months ended March 31, 2002, excluding acquisition-related charges, was $112.7 million, or 24.8% of revenue, compared to $91.5 million, or 24.6% of revenue, for the three months ended March 31, 2001, an increase of 23.2%.

         INTEREST INCOME AND OTHER, NET. In the three months ended March 31, 2002, interest income and other, net, was $2.4 million, a decrease of $2.7 million over the three months ended March 31, 2001. The decrease in interest income and other, net, was primarily attributable to the overall interest rate declines partially offset by increase in our cash equivalents and short-term interest-bearing investments, net of convertible notes.

         INCOME TAXES. Income taxes in the three months ended March 31, 2002 were $26.8 million on income before income taxes of $53.2 million. Our effective tax rate from operations in the three months ended March 31, 2002 was 50%, resulting from the non-cash amortization of goodwill related to acquisitions, much of which is not tax deductible. The pro forma effective tax rate for the three months ended March 31, 2002, excluding the acquisition-related charges, was 28%. In the three months ended March 31, 2001, income taxes were $27.0 million on income before taxes of $42.5 million. The pro forma effective tax rate for the three months ended March 31, 2001, excluding acquisition-related charges, was 30%. See discussion below - "Effective Tax Rate".

         NET INCOME. Net income was $26.4 million in the three months ended March 31, 2002, compared to $15.4 million in the three months ended March 31, 2001. Net income was 5.8% of revenue for the three months ended March 31, 2002, compared to 4.1% for the three months ended March 31, 2001. We expect our net income to be impacted positively in fiscal 2003 by our adoption of SFAS 142 as of October 1, 2002. As a result of the adoption, we will no longer be required to amortize the goodwill from any of our acquisitions made prior to Clarify. Instead, any such goodwill will be subject only to impairment tests, as is the case currently for the goodwill from the Clarify acquisition. See discussion above - "Acquisition". Pro forma net income in the three months ended March 31, 2002, excluding the acquisition-related charges, increased by 22.5% over the three months ended March 31, 2001, reaching $82.9 million, representing 18.2% of revenue.

         DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.12 for the three months ended March 31, 2002, compared to $0.07 in the three months ended March 31, 2001. Pro forma diluted earnings per share in the three months ended March 31, 2002, excluding the acquisition-related charges, increased by 23.3% from the three months ended March 31, 2001, reaching $0.37 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

         Cash, cash equivalents and short-term interest-bearing investments totaled $1,040.9 million as of March 31, 2002, compared to $1,110.1 million as of September 30, 2001. The decrease is attributable primarily to the acquisition of Clarify and is partially offset by cash flows from operations. Net cash provided by operating activities amounted to $208.0 million and $124.9 million for the six months ended March 31, 2002 and 2001, respectively. The increase in cash flows from operations was due to increased net income before depreciation, amortization, and a one-time charge for write-off of in-process research and development, and a decrease in working capital. We currently intend to retain our future operating cash flows to support the further expansion of our business.

         As of March 31, 2002, we had positive working capital of $965.4 million, compared to positive working capital of $1,059.9 million as of September 30, 2001. The decrease is attributable primarily to cash paid for the acquisition of Clarify. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our needs in the near future.

         All of the 2% Convertible Notes due June 1, 2008 issued by us in May, 2001 were outstanding as of March 31, 2002, representing an aggregate principal amount of $500.0 million plus accumulated interest.

         As of March 31, 2002, we had short-term general revolving lines of credit totaling $40.0 million, none of which were outstanding. In addition, as of March 31, 2002 we had credit facilities totaling $42.8 million limited for the use of letters of credit and bank guaranties from various banks. Outstanding letters of credit and bank guarantees as of March 31, 2002 totaled $20.8 million. These were supported by a combination of the credit facilities described above and compensating cash balances that we maintain.

         We had outstanding long-term obligations of $31.6 million in connection with leasing arrangements as of March 31, 2002.

         Currently, our capital expenditures consist primarily of computer equipment and vehicles and are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any changes to this policy in the foreseeable future.

NET DEFERRED TAX ASSETS

         As of March 31, 2002, deferred tax assets of $24.3 million, derived primarily from carry-forward net operating losses relating to losses incurred by Solect prior to our acquisition of the company in April 2000, were offset by valuation allowances due to the uncertainty of realizing any tax benefit for such losses. When realization of the tax benefits associated with such net operating losses is deemed probable, the valuation allowance will be released, resulting primarily in an offsetting reduction of the goodwill recorded in the Solect acquisition.

EFFECTIVE TAX RATE

         Our blended effective tax rate was 60% for the six months ended March 31, 2002. Our consolidated effective tax rate from operations (based on the ratio between income taxes and income before income taxes, excluding one-time charges for write-offs of purchased in-process research and development and the nonrecurring charge resulting from the Stamford facility closing) for the six months ended March 31, 2002 was 50%, compared to 63% in the six months ended March 31, 2001. These high effective tax rates were attributable to amortization of goodwill related to our acquisitions, much of which is not tax deductible. Our overall pro forma effective tax rate for fiscal year 2002 is expected to be approximately 28% compared to our historical pro forma effective tax rate of approximately 30%, due to the corporate income tax rates in the various countries in which we operate and changes in the relative magnitude of our business in those countries.

CURRENCY FLUCTUATIONS

         Approximately 90% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 60% of our operating expenses (excluding amortization for goodwill and intangible assets, in-process research and development and nonrecurring charge) are paid in dollars or linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the European Monetary Union currency ("euro") and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of March 31, 2002, we had hedged significant exposures in currencies other than the dollar.

ITEM 6.     EXHIBITS AND REPORTS ON FORM 6-K.

(a)      Exhibits

EXHIBIT NO.   DESCRIPTION
-----------   -----------

99.1          Amdocs Limited Press Release dated April 23, 2002.

(b)      Reports on Form 6-K

         The Company filed the following reports on Form 6-K during the three months ended March 31, 2002:

         (1) Form 6-K dated January 30, 2002.

         (2) Form 6-K/A dated February 11, 2002.

         (3) Form 6-K dated March 19, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  AMDOCS LIMITED


                                                  s/ Thomas G. O'Brien
                                                  Thomas G. O'Brien
                                                  Treasurer and Secretary
                                                  Authorized U.S. Representative

Date:       May 13, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------

99.1                    Amdocs Limited Press Release dated April 23, 2002.